SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 10, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.	BRASIL TELECOM S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 02.570.688/0001-70	Corporate Taxpayers’ Registry 76.535.764/0001-43
Board of Trade 53 3 0000581 8	Board of Trade 53 3 0000622 9

MATERIAL FACT

In compliance with CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A., publicly held companies, inform that International Equity Investments Inc., as the sole shareholder of CVC/Opportunity Equity Partners LP (CVC LP), on the night of March 09, 2005, sent a notice informing about the ousting of CVC/Opportunity Equity Partners, Ltd. (“CVC Ltd.”) from the management of CVC LP, having designated as a substitute, a new company incorporated abroad, at an undisclosed date, named Citigroup Venture Capital International Brazil LLC (“CVC International Brazil”). It was also informed that CVC International Brazil entered into, at an unknown date and terms, “shareholders’ agreements with Investidores Institucionais Fundo de Investimento em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – Funcef and Petros - Fundação Petrobras de Seguridade Social” which, according to the notice, have full force and effect conditioned to the occurrence of certain undisclosed conditions, among which the implementation of the designation of CVC International Brazil as the new manager of CVC LP. CVC LP holds direct and indirect investments in Brasil Telecom Participações S.A. and Brasil Telecom S.A.

Brasília, Brazil, March 10, 2005.

Paulo Pedrão Rio Branco	Carla Cico
Investor Relations Officer	Investor Relations Officer
Brasil Telecom Participações S.A.	Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer